Exhibit 99.2

Liberty Interactive Corporation

Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and

Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings

September 30, 2014

(unaudited)

amounts in millions

Liberty Interactive Corporation Net Assets	$5,628
Reconciling items:
LINT put option obligations	—
LINT LLC Net Assets	$5,628
Liberty Interactive Corporation Net Earnings for the nine months ended September 30, 2014	$355
Reconciling items:
General and administrative expenses	2
LINT LLC Net Earnings for the nine months ended September 30, 2014	$357